September 19, 2013

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:             Mr. David R. Humphrey, Accounting Branch Chief
Ms. Beverly A. Singleton, Review Accountant

Re: Covenant Transportation Group, Inc. (the “Company”)
   Form 10-K for the Fiscal Year Ended December 31, 2012 (“Form 10-K” or “filing”)
   Filed March 28, 2013
   File No. 0-24960

Dear Mr. Humphrey and Ms. Singleton:

This letter responds to your letter dated September 9, 2013, in which you set forth comments of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) relating to the financial statements and related disclosures included in the Form 10-K for the fiscal year ended December 31, 2012.  For ease of reference, we have reproduced the Staff’s comments in their entirety.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s discussion and analysis of financial condition and results of operations, page 21

Results of consolidated operations, page 22

SEC Comment No. 1:

One of the tables provided sets forth the percentage relationship of your income statement line items to freight revenue.  We note that you define freight revenue as total revenue less fuel surcharges.  Since fuel surcharges are eliminated from revenue and subtracted from fuel expense, the percentages presented in this table appear to represent non-GAAP measures.  In addition, since this table mirrors the income statement presentation on page 45, it appears that you are presenting a non-GAAP income statement.  Such presentation is prohibited by Item 10(e) of Regulation S-K, as it may attach undue prominence to the non-GAAP information.  Also, your presentation uses titles or descriptions of non-GAAP financial measures that are the same as, or

P.O. Box 22997 ● Chattanooga, TN ● 37422

Division of Corporation Finance
U.S. Securities & Exchange Commission
September 19, 2013

confusingly similar to, titles or descriptions used for GAAP financial measures.  Therefore, please revise to discontinue your current presentation.  For additional guidance, see Question 102.10 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Response:

In future filings, the Company will discontinue the tables that present statements of operations line items both as a percentage of total revenue and freight revenue and that mirror the statements of operations presentation. Rather, in connection with the discussion of operating results for certain expense line items, the Company will include summary tables within each expense section that provide the consolidated statements of operations amounts for such line item for each period presented, along with the related percentage of total revenue and freight revenue.  The percentage of total revenue will be presented first and the percentage of freight revenue second.

SEC Comment No. 2:

Your discussion of operating results for certain expense line items is focused on the changes in expenses as a percentage of freight revenue, instead of total revenues.  Please note that a discussion focused on changes in expenses as a percentage of freight revenues, instead of total revenues, in lieu of a discussion of GAAP results is prohibited. In particular, Item 10(e)(1)(i) of Regulation S-K requires that you present the most directly comparable financial measure or measures calculated in accordance with Generally Accepted Accounting Principles with equal or greater prominence.  Please revise as appropriate.

Response:

In future filings, the Company will discuss changes in expenses first in terms of the dollar change from the face of the consolidated statements of operations, then as a percentage of total revenue from the face of the consolidated statements of operations, and finally as a percentage of total revenue less fuel surcharge revenue. This presentation will place more prominence on the GAAP financial measures.  Discussing changes in expenses in the context of the relative percentage of total revenue less fuel surcharge revenue affords investors a more consistent basis for comparing the results of operations from period-to-period, provides discussions and disclosures consistent with others in our industry, and removes fuel surcharge revenue, which is a volatile source of revenue.

SEC Comment No. 3:

It appears that you do not provide a quantitative reconciliation of your non-GAAP financial measure to the most directly comparable GAAP financial measure.  As such,

Division of Corporation Finance
U.S. Securities & Exchange Commission
September 19, 2013

please revise to disclose the most directly comparable GAAP financial measure and provide reconciliation to such measure as required by Item 10(e)(1)(i) of Regulation S-K.

Response:

As a result of the aforementioned changes that will be made to future filings detailed in response to SEC Comment No. 1 and No. 2 above, the Company believes that no reconciliation from a non-GAAP financial measure to the most directly comparable GAAP financial measure will be required.

Results of Segment Operations, page 27

SEC Comment No. 4:

Your discussion of segment operating expenses is significantly limited and in the context of operating income.  In this regard, it appears that you should revise your discussion to include on a more robust discussion of material segment operating expenses, and significant changes thereto, on an individual basis and outside the context of operating income.

Response:

In connection with filing our second quarter 2013 Form 10-Q, the Company concluded that it only had one reportable segment pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 280 (“ASC 280”). As a result, our prior presentation, whereby we reported two reportable segments, was modified. The modification from the presentation in the 2012 Form 10-K was the result of changes in our Solutions subsidiary business model that impacted both the management structure and how our chief operating decision maker (“CODM”) allocates resources and assesses performance. Solutions provides several ancillary service offerings, including: (i) freight brokerage service directly and through freight brokerage agents who are paid a commission for the freight they provide; (ii) less-than-truckload consolidation services; and (iii) accounts receivable factoring. In the second quarter of 2013, we determined that these operations consist of several operating segments, which neither individually nor in the aggregate meet the quantitative or qualitative reporting thresholds. As a result, these operations are grouped in the “Other” category as they do not meet the aggregation criteria set forth in ASC 280.

As a result of the updated segment presentation, the Company does not believe that retrospective changes to the historical discussion of segment information would be required. The presentation allows a reader to understand both the size and scope and the significant items impacting both revenue and operating income for our truckload reportable segment, which represent approximately 91% of our consolidated total revenue and 96% of our total assets.

Division of Corporation Finance
U.S. Securities & Exchange Commission
September 19, 2013

Closing

In connection with the responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (423) 463-3331 or by fax at (423) 821-0219.

Sincerely,

/s/ Richard B. Cribbs
Richard B. Cribbs
Senior Vice President and
Chief Financial Officer

c:     Mr. Bob Bosworth
Mr. Scott McGee
Mr. Mark Scudder
Ms. Heidi Hornung-Scherr